SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                SCHEDULE 13D
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 2)*


                                AVNET, INC.
--------------------------------------------------------------------------------
                              (Name of Issuer)

                  Common Stock, par value $1.00 per share
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 053807103
--------------------------------------------------------------------------------
                               (CUSIP Number)


                             c/o Alistair Boyle
                          Permira (Europe) Limited
                        Trafalgar Court, Les Banques
              St. Peter Port, Guernsey Channel Islands GY1 3QL
--------------------------------------------------------------------------------
        (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)

                                  Copy to:

                           Andrew P. Varney, Esq.
                Fried, Frank, Harris, Shriver & Jacobson LLP
                       1001 Pennsylvania Avenue, N.W.
                                 Suite 800
                           Washington, D.C. 20004

                              January 20, 2005
--------------------------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
     CUSIP No. 053807103               13D                  Page 3 of 17 Pages

--------------------------------------------------------------------------------
1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).

    Permira Europe II Nominees Limited
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)   X

    (b)
--------------------------------------------------------------------------------
3.  SEC Use Only
--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions) OO
--------------------------------------------------------------------------------
5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
    2(d) or 2(e)
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization  Guernsey
--------------------------------------------------------------------------------
                  7.    Sole Voting Power
    Number of
     Shares
  Beneficially
    Owned by
      Each
    Reporting                    0
   Person With
--------------------------------------------------------------------------------
                  8.    Shared Voting Power
                                 17,957,367

--------------------------------------------------------------------------------

                  9.    Sole Dispositive Power
                                 0
--------------------------------------------------------------------------------

                  10.   Shared Dispositive Power
                                 17,957,367
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person
                  17,957,367
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions) (  )
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11) 12.3%
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)
    CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
     CUSIP No. 053807103               13D                  Page 4 of 17 Pages

--------------------------------------------------------------------------------
1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).

    Permira Europe II Managers, L.P.
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)   X

    (b)
--------------------------------------------------------------------------------
3.  SEC Use Only
--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions) OO
--------------------------------------------------------------------------------
5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
    2(d) or 2(e)
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization  Guernsey
--------------------------------------------------------------------------------
                  7.    Sole Voting Power
    Number of
     Shares
  Beneficially
    Owned by
      Each
    Reporting                    0
   Person With
--------------------------------------------------------------------------------
                  8.    Shared Voting Power
                                 17,957,367

--------------------------------------------------------------------------------

                  9.    Sole Dispositive Power
                                 0
--------------------------------------------------------------------------------

                  10.   Shared Dispositive Power
                                 17,957,367
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person
                 17,957,367
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions) (  )
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11) 12.3%
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)
    PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
     CUSIP No. 053807103               13D                  Page 5 of 17 Pages

--------------------------------------------------------------------------------
1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).

    Permira (Europe) Limited
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)   X

    (b)
--------------------------------------------------------------------------------
3.  SEC Use Only
--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions) OO
--------------------------------------------------------------------------------
5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
    2(d) or 2(e)
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization  Guernsey
--------------------------------------------------------------------------------

              7.    Sole Voting Power
    Number of
     Shares
  Beneficially
    Owned by
      Each
    Reporting                    0
   Person With
--------------------------------------------------------------------------------
                  8.    Shared Voting Power
                                 17,957,367

--------------------------------------------------------------------------------

                  9.    Sole Dispositive Power
                                 0
--------------------------------------------------------------------------------

                  10.   Shared Dispositive Power
                                 17,957,367
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person
                  17,957,367
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions) (  )

--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11) 12.3%
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)
    CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
     CUSIP No. 053807103               13D                  Page 6 of 17 Pages

--------------------------------------------------------------------------------
1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).

    Permira UK Venture IV Nominees Limited
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)   X

    (b)
--------------------------------------------------------------------------------
3.  SEC Use Only
--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions) OO
--------------------------------------------------------------------------------
5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
    2(d) or 2(e)
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization  Guernsey
--------------------------------------------------------------------------------

                  7.    Sole Voting Power
    Number of
     Shares
  Beneficially
    Owned by
      Each
    Reporting                    0
   Person With
--------------------------------------------------------------------------------
                  8.    Shared Voting Power
                                 17,957,367

--------------------------------------------------------------------------------

                  9.    Sole Dispositive Power
                                 0
--------------------------------------------------------------------------------

                  10.   Shared Dispositive Power
                                 17,957,367
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person
                  17,957,367
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions) (  )
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11) 12.3%
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)
    CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
     CUSIP No. 053807103               13D                  Page 7 of 17 Pages

--------------------------------------------------------------------------------
1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).

    Schroder Venture Managers (Guernsey) Limited
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)   X

    (b)
--------------------------------------------------------------------------------
3.  SEC Use Only
--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions) OO
--------------------------------------------------------------------------------
5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
    2(d) or 2(e)
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization  Guernsey
--------------------------------------------------------------------------------

                  7.    Sole Voting Power
    Number of
     Shares
  Beneficially
    Owned by
      Each
    Reporting                    0
   Person With
--------------------------------------------------------------------------------
                  8.    Shared Voting Power
                                 17,957,367

--------------------------------------------------------------------------------

                  9.    Sole Dispositive Power
                                 0
--------------------------------------------------------------------------------

                  10.   Shared Dispositive Power
                                 17,957,367
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person
                  17,957,367
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions) (  )
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11) 12.3%
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)
    CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
     CUSIP No. 053807103               13D                  Page 8 of 17 Pages

--------------------------------------------------------------------------------
1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).

    SV (Nominees) Limited
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)   X

    (b)
--------------------------------------------------------------------------------
3.  SEC Use Only
--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions) OO
--------------------------------------------------------------------------------
5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
    2(d) or 2(e)
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization  Guernsey
--------------------------------------------------------------------------------

                  7.    Sole Voting Power
    Number of
     Shares
  Beneficially
    Owned by
      Each
    Reporting                    0
   Person With
--------------------------------------------------------------------------------
                  8.    Shared Voting Power
                                 17,957,367

--------------------------------------------------------------------------------

                  9.    Sole Dispositive Power
                                 0
--------------------------------------------------------------------------------

                  10.   Shared Dispositive Power
                                 17,957,367
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person
                  17,957,367
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions) (  )
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11) 12.3%
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)
    CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
     CUSIP No. 053807103               13D                  Page 9 of 17 Pages

--------------------------------------------------------------------------------
1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).

    Schroder Ventures Investment Limited
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)   X

    (b)
--------------------------------------------------------------------------------
3.  SEC Use Only
--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions) OO
--------------------------------------------------------------------------------
5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
    2(d) or 2(e)
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization  Guernsey
--------------------------------------------------------------------------------

                  7.    Sole Voting Power
    Number of
     Shares
  Beneficially
    Owned by
      Each
    Reporting                    0
   Person With
--------------------------------------------------------------------------------
                  8.    Shared Voting Power
                                 17,957,367

--------------------------------------------------------------------------------

                  9.    Sole Dispositive Power
                                 0
--------------------------------------------------------------------------------

                  10.   Shared Dispositive Power
                                 17,957,367
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person
                  17,957,367
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions) (  )
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11) 12.3%
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)
    CO
--------------------------------------------------------------------------------

     This Amendment No. 2 amends and supplements the July 15, 2005 Schedule 13D filed by Permira Europe II Nominees Limited, Permira Europe II Managers L.P., Permira (Europe) Limited, Permira UK Venture IV Nominees Limited, Schroder Venture Managers (Guernsey) Limited, SV (Nominees) Limited, and Schroder Ventures Investment Limited with the Securities and Exchange Commission ("SEC") as amended by Amendment No. 1, filed with the SEC July
22, 2005, relating to the Common Stock of Avnet, Inc., a New York corporation (the "Company"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the
Schedule 13D.

ITEM 1.   SECURITY AND ISSUER

     The title of the class of equity securities of Avnet, Inc., a New York corporation (the "Company" or "Issuer"), to which this statement relates is the Company's Common Stock, par value $1.00 per share (the "Common Stock" or "Shares"). The address of the principal executive office of the Company is 2211 South 47th Street, Phoenix, Arizona 85034.

ITEM 2.   IDENTITY AND BACKGROUND

     This statement is being filed by a group, as defined in Rule 13d-5 of the General Rules and Regulations under the Securities Exchange Act of
1934, as amended. Members of the group include (i) Permira Europe II Nominees Limited, a company incorporated in Guernsey ("PE2 Nominees"), (ii) Permira Europe II Managers L.P., a limited partnership organized in
Guernsey,  (iii)  Permira  (Europe)  Limited,  a  company  incorporated  in
Guernsey, (iv) Permira UK Venture IV Nominees Limited, a company incorporated in Guernsey ("VF4 Nominees"), (v) Schroder Venture Managers (Guernsey) Limited, a company incorporated in Guernsey, (vi) SV (Nominees) Limited, a company incorporated in Guernsey ("SV Nominees"), and (vii) Schroder Ventures Investment Limited, a company incorporated in Guernsey.

     PE2 Nominees is the nominee for four limited partnerships that comprise Permira Europe II and for the Permira Europe II Co-Investment Scheme. Permira (Europe) Limited is the general partner of Permira Europe II Managers L.P., which is the general partner of each of the four limited partnerships comprising Permira Europe Fund II. Permira (Europe) Limited, Permira Europe II Managers L.P., and PE2 Nominees are collectively referred to as the "PE2 Persons."

     VF4 Nominees is the nominee for the one trust and two limited partnerships that comprise the Permira UK Venture Fund IV and for the Schroder UK Venture Fund IV Co-Investment Scheme. Schroder Venture Managers (Guernsey) Limited acts as the manager of Schroder Venture Managers Inc., the general partner of the two limited partnerships, and Barings (Guernsey) Limited, the trustee of the trust, which comprise the Permira UK Venture Fund IV. Schroder Venture Managers (Guernsey) Limited and VF4 Nominees are collectively referred to as the "VF4 Persons."

     SV Nominees is the nominee for Schroder Ventures Investment Limited. Schroder Ventures Investment Limited and SV Nominees are collectively referred to as the "SV Persons."

     The PE2 Persons, the VF4 Persons and the SV Persons are collectively referred to as the "Reporting Persons."

     The business address of each of the Reporting Persons is Trafalgar Court, Les Banques, St Peter Port, Guernsey, Channel Islands GY1 3QL.

     Peter Smitham is a director of Permira (Europe) Limited. Mr. Smitham is also a director of Permira Advisers Limited which is the adviser in relation to Permira Europe II and Permira UK Venture IV. Mr. Smitham is also a participant in the Permira Europe II Co-Investment Scheme and the Schroder UK Venture Fund IV Co-Investment Scheme and a shareholder of Schroder Venture Investments Limited.

     The directors of PE2 Nominees, Permira (Europe) Limited, VF4 Nominees, Schroder Venture Managers (Guernsey) Limited, SV Nominees and Schroder Ventures Investments Limited, as of the date hereof, are set forth in Schedule A attached hereto, containing the following information with respect to each such person:

     (a)  Name and Position;

     (b)  Residence or business address;

     (c)  Present   principal   occupation  or  employment  and  the  name,
          principal business and address of any corporation or other organization in which such employment is conducted.

     None of the Reporting Persons, none of the above individuals or any person named in Schedule A attached hereto has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in such Reporting Person or individual being subject to a judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Not Applicable.

ITEM 4.   PURPOSE OF TRANSACTION.

     On July 5, 2005, pursuant to the Securities Acquisition Agreement, the Company acquired all of the issued share capital and certain bonds of Memec in exchange for approximately 24.011 million shares of the Issuer's Common Stock plus approximately $64 million of cash (the "Memec Acquisition").

     In connection with the Memec Acquisition, the Company entered into a registration rights agreement, dated as of July 5, 2005 (the "Registration Rights Agreement"), with certain shareholders and bondholders of Memec Group Holdings Limited who became shareholders of the Company (the "Memec Shareholders"). The Registration Rights Agreement grants certain registration rights with respect to the shares of the Common Stock issued to the Memec Shareholders. Specifically, the Company agreed to use its reasonable best efforts to cause a shelf registration statement to become effective no later than the 181st day following the closing of the transactions contemplated by the Securities Acquisition Agreement to provide for certain resales of the shares of Common Stock issued to the Memec Shareholders pursuant to such Securities Acquisition Agreement. In addition, the Company has agreed to provide additional registration rights, in the form of underwritten offerings and/or registered block trades, to the Memec Shareholders, which may be demanded by certain specified Memec Shareholders, subject to the terms and conditions contained in the Registration Rights Agreement.

     Also in connection with the Memec Acquisition, the Board of Directors of the Company (the "Board") appointed Peter Smitham as a member of the Board. Pursuant to the Securities Acquisition Agreement, the Company entered into a board nominee agreement (the "Board Nominee Agreement") with PE2 Nominees, VF4 Nominees, and SV Nominees (collectively, the "Permira Shareholders") whereby the Company agreed, among other things and for as long as the Board Nominee Agreement is in effect, to nominate Mr. Smitham for the position of director of the Company and to recommend to the
Company's   shareholders  to  vote  for  such  director   nominee  at  each
shareholders meeting at which the Company's directors are to be elected. The Board Nominee Agreement terminates at such time as the Permira Shareholders no longer own the lesser of (i) 5% of the outstanding shares of the Company's capital stock and (ii) 25% of the Company shares issued pursuant to the Securities Acquisition Agreement.

     All of the shares of Common Stock reported herein were acquired for investment purposes. The Reporting Persons review on a continuing basis the investment in the Company. Based on such review, the Reporting Persons may acquire, or cause to be acquired, additional securities of the Company, dispose of, or cause to be disposed, such securities at any time or formulate other purposes, plans or proposals regarding the Company or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, the Company's business, financial condition and operating results, general market and industry conditions or other factors.

     Except as described in this Schedule 13D, the Reporting Persons currently have no plans or proposals which relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of
Item 4 of the form of Schedule 13D promulgated under the Act.

     On December 30, 2005, the Company filed a shelf registration statement on Form S-3 and a prospectus supplement (File No. 333-130783, the "Shelf Registration Statement"), relating to the shares of Common Stock issued in the Memec Acquisition, including 4,756,150 shares held by the Reporting Persons. Pursuant to the prospectus supplement, the selling shareholders (including the Reporting Persons) and any of their pledgees, donees, transferees, assignees or other successors-in-interest may, from time to time, sell any or all of their shares of common stock at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale, or at negotiated prices, to or through underwriters, through dealers or agents, directly to a limited number of institutional purchasers or to a single purchaser or through a combination of any such methods of sale. The selling shareholders may effect these sales in any one or more of the following transactions: (i) on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale; (ii) in the over-the-counter market; (iii) in transactions other than on these exchanges or systems or in the over-the-counter market; (iv) through the writing of options, whether such options are listed on an options exchange or otherwise; (v) ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers; (vi) block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (vii) purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
(viii)  an  exchange  distribution  in  accordance  with  the  rules of the applicable exchange; (ix) privately negotiated transactions; (x) in satisfaction of positions created by short sales; (xi) broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share; (xii) a combination of any such methods of sale; and (xiii) any other method permitted pursuant to applicable law.

     Pursuant to Section 3(a)(i) of the Registration Rights Agreement, the Reporting Persons provided the Company with written notice of the exercise of their demand registration rights dated January 20, 2006 (the "Demand Request Notice"). The Reporting Persons have requested that the Company file a registration statement on Form S-3 with respect to an aggregate of 17,957,367 shares of the Company's Common Stock. The intended method of distribution of such shares of Common Stock is an underwritten public offering.

     Depending on market conditions and other factors in existence at the time of any such disposition, the Reporting Persons presently intend to dispose of all shares covered by the Demand Request Notice in a registered public offering or otherwise. There can be no assurance, however, that a registration statement with respect to the sale of such shares will be filed and declared effective by the SEC or that such shares will ultimately be sold pursuant to such registration statement or otherwise.

     Each of the Reporting Persons reserves the right, in light of its ongoing evaluation of the Company's financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions, its business objectives and other relevant factors, to change its plans and intentions at any time, as it deems appropriate. In particular, any one or more of the Reporting Persons reserves the right (subject to any applicable limitations imposed on the sale of any of their Company securities by the Securities Act of 1933, as amended, or other applicable law) to (i) purchase additional shares of Common Stock or other securities of the Company, (ii) sell or transfer shares of Common Stock beneficially owned by them from time to time in public or private transactions, (iii) cause any of the Permira Shareholders to distribute in kind to their respective partners or members, as the case may be, shares of Common Stock or other securities owned by such Permira Shareholder and (iv) enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of their positions in the shares of Common Stock.

     The foregoing response to this Item 4 is qualified in its entirety by reference to the Securities Acquisition Agreement, which is included as
Exhibit 1 to this Schedule 13D, the Registration Rights Agreement, which is filed as Exhibit 2 to this Schedule 13D and the Board Nominee Agreement, which is filed as Exhibit 3 to this Schedule 13D. The Securities Acquisition Agreement, the Registration Rights Agreement and the Board Nominee Agreement are incorporated herein by reference.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a) and (b)

     As of the date hereof, PE2 Nominees, VF4 Nominees and SV Nominees own of record 16,153,797 shares of Common Stock, 1,173,350 shares of Common Stock, and 630,220 shares of Common Stock, respectively, or 11.1%, 0.8% and 0.4% of the Company's issued and outstanding shares of Common Stock. The beneficial ownership percentages in this report are based on a total of 145,957,636 shares outstanding as of December 29, 2005 (as reported by the Company in the Shelf Registration Statement). The shares held of record by PE2 Nominees include (i) 15,997,914 shares held on behalf of the four limited partnerships that comprise Permira Europe II, and (ii) 155,883 shares held on behalf of the Permira Europe II Co-Investment Scheme. The shares held of record by VF4 Nominees include (i) 1,163,468 shares held on behalf of one trust and two limited partnerships that comprise the Permira UK Venture Fund IV, and (ii) 9,882 shares held on behalf of the Schroder UK Venture Fund IV Co-Investment Scheme.

     Each of the PE2 Persons, the VF4 Persons and the SV Persons may be deemed to share voting power and the power to direct the disposition of the share of Common Stock which each owns of record. Accordingly, as of the date hereof, the Reporting Persons may be deemed to own beneficially an aggregate of 17,957,367 shares of Common Stock, or 12.3% of the Company's issued and outstanding shares of Common Stock.

     (c) Except as set forth herein, to the knowledge of the Reporting Persons with respect to the persons named in response to paragraph (a), none of the persons named in response to paragraph
          (a) has effected any transactions in shares of Common Stock during the past 60 days.

     (d) No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

     (e)  Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     As described under Item 4 above, certain of the Reporting Persons have entered into the Securities Acquisition Agreement, the Registration Rights Agreement and the Board Nominee Agreement.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

     The following documents are filed as exhibits:

----------- -------------------------------------- -----------------------------
                                                           Incorporated by
Exhibit No.                 Title                           Reference to:
-----------                 -----                           -------------
----------- -------------------------------------- -----------------------------

     1      Securities Acquisition Agreement,      Exhibit 2.1 to the Current
            dated as of April 26, 2005, by and     Report on Form 8-K filed by
            among Avnet, Inc., Memec Group         Avnet, Inc. on April 26, 2005
            Holdings Limited, and the sellers
            named therein.
----------- -------------------------------------- -----------------------------

     2      Registration Rights Agreement, dated   Exhibit 99.2 to the Current
            as of July 5, 2005, between Avnet,     Report on Form 8-K filed by
            Inc. and certain shareholders of       Avnet, Inc. on July 11, 2005
            Memec Group Holdings Limited.
----------- -------------------------------------- -----------------------------

     3      Board Nominee Agreement, dated as of   Exhibit 99.3 to the Current
            July 5, 2005, between Avnet, Inc.      Report on Form 8-K filed by
            and Permira Europe Fund II Nominees    Avnet, Inc. on July 11, 2005
            Limited, Permira UK Venture IV
            Nominees Limited and SV (Nominees)
            Limited as nominee for Schroder
            Ventures Investments Limited.
----------- -------------------------------------- -----------------------------

                                 Signature

     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 25, 2006
                                  PERMIRA EUROPE II NOMINEES LIMITED


                                  Signed by: /s/ Alistair Boyle
                                            ---------------------------------
                                  for and on behalf of
                                           Permira Europe II Nominees Limited
                                           By:  Alistair Boyle,
                                                Alternate Director


                                  PERMIRA (EUROPE) LIMITED


                                  Signed by: /s/ Alistair Boyle
                                            ---------------------------------
                                  for and on behalf of
                                           Permira (Europe) Limited
                                           By:  Alistair Boyle,
                                                Alternate Director



                                  PERMIRA EUROPE II MANAGERS, L.P.
                                  BY:      PERMIRA (EUROPE) LIMITED,
                                           ITS GENERAL PARTNER



                                  Signed by: /s/ Alistair Boyle
                                            ---------------------------------
                                  for and on behalf of
                                           Permira (Europe) Limited,
                                           as General Partner
                                           By:  Alistair Boyle,
                                                Alternate Director


                                  PERMIRA UK VENTURE IV NOMINEES LIMITED
                                  Signed on behalf of Permira UK
                                  Venture IV Nominees Limited:



                                  Signed by: /s/ John Symons
                                            ---------------------------------
                                  for Doyle Administrators Ltd.
                                            Secretary

                                  (A) as nominee for Barings (Guernsey) Limited as (i) Trustee of Schroder UK Venture Fund IV Trust, and (ii) Custodian of Schroder UK Venture Fund IV LP1 and Schroder UK Venture Fund IV LP2, and

                                  (B) as nominee for Schroder Venture Managers
                                  (Guernsey) Limited as manager of the Schroder UK Venture Fund IV Co-investment Scheme



                                  SCHRODER VENTURE MANAGERS
                                  (GUERNSEY) LIMITED


                                  Signed by: /s/ Alistair Boyle
                                            ---------------------------------
                                  for and on behalf of
                                           Schroder Venture Managers
                                           (Guernsey) Limited
                                           By:  Alistair Boyle,
                                                Alternate Director


                                  SV (NOMINEES) LIMITED


                                  Signed by: /s/ Alistair Boyle
                                            ---------------------------------
                                  for and on behalf of SV (Nominees) Limited as nominee for Schroder Ventures Investments Limited
                                           By:  Alistair Boyle,
                                                Alternate Director


                                  SCHRODER VENTURES INVESTMENTS LIMITED


                                  Signed by: /s/ Alistair Boyle
                                            ---------------------------------
                                  for and on behalf of Schroder Ventures
                                  Investments Limited
                                           By:  Alistair Boyle,
                                                Alternate Director

                               EXHIBIT INDEX

----------- -------------------------------------- -----------------------------
                                                           Incorporated by
Exhibit No.                 Title                           Reference to:
-----------                 -----                           -------------
----------- -------------------------------------- -----------------------------

     1      Securities Acquisition Agreement,      Exhibit 2.1 to the Current
            dated as of April 26, 2005, by and     Report on Form 8-K filed by
            among Avnet, Inc., Memec Group         Avnet, Inc. on April 26, 2005
            Holdings Limited, and the sellers
            named therein.
----------- -------------------------------------- -----------------------------

     2      Registration Rights Agreement, dated   Exhibit 99.2 to the Current
            as of July 5, 2005, between Avnet,     Report on Form 8-K filed by
            Inc. and certain shareholders of       Avnet, Inc. on July 11, 2005
            Memec Group Holdings Limited.
----------- -------------------------------------- -----------------------------

     3      Board Nominee Agreement, dated as of   Exhibit 99.3 to the Current
            July 5, 2005, between Avnet, Inc.      Report on Form 8-K filed by
            and Permira Europe Fund II Nominees    Avnet, Inc. on July 11, 2005
            Limited, Permira UK Venture IV
            Nominees Limited and SV (Nominees)
            Limited as nominee for Schroder
            Ventures Investments Limited.
----------- -------------------------------------- -----------------------------